SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of October, 2014

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

24 October 2014

Aviva plc to redeem €700m Fixed/Floating Rate Direct Capital Instruments

Aviva plc (the "Issuer") wishes to announce that notification has been given to the holders of €700m 4.7291% Fixed/Floating Rate Direct Capital Instruments (ISIN: XS0206511130, Common Code: 020651113) (the "Euro DCIs") that it shall redeem the Euro DCIs in full on 28 November 2014 (i.e. the First Reset Date) at their principal amount together with accrued interest to (but excluding) 28 November 2014.

In addition, the Issuer has applied to the Luxembourg Stock Exchange to cancel the listing of the €700m DCIs on the Bourse de Luxembourg with effect from (and including) 29 November 2014.

Capitalised terms not otherwise defined herein have the meanings given to them in the Terms and Conditions of the Euro DCIs.

Contacts:

Investor contacts:

Colin Simpson                    +44 (0)20 7662 8115
David Elliot                         +44 (0)20 7662 8048

Media contacts:

Andrew Reid                     +44 (0)20 7662 3131
Sarah Swailes                    +44 (0)20 7662 6700

Aviva plc
St Helen's, 1 Undershaft
London EC3P 3DQ

Registered in England
Number 2468686

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 24 October, 2014
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary